EXHIBIT 99.1

Brookfield Corporation Announces Results of Conversion of its Series 38 Preferred Shares

BROOKFIELD, NEWS, March 24, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that after having taken into account all election notices received by the deadline for the conversion of its Cumulative Class A Preference Shares, Series 38 (the “Series 38 Shares”) (TSX: BN.PF.E) into Cumulative Class A Preference Shares, Series 39 (the “Series 39 Shares”), there were 42,035 Series 38 Shares tendered for conversion, which is less than the one million shares required to give effect to conversion into Series 39 Shares. Accordingly, there will be no conversion of Series 38 Shares into Series 39 Shares and holders of Series 38 Shares will retain their Series 38 Shares.

About Brookfield Corporation
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (212) 776-2252 Email: katie.battaglia@brookfield.com